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STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

101 N. CARSON ST., SUITE 3

CARSON CITY, NEVADA  89701-4786

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

For Profit Nevada Corporations

(Pursuant to NRS 78.385 and 78.390 -- After Issuance of Stock)

--Remit in Duplicate--

1.    Name of Corporation:    BEESTON ENTERPRISES LTD.

2.    The articles have been amended as follows (provide articles numbers, if available): IV Section 4.01 Number and Class.  The total number of shares of authorized capital stock of the Corporation shall consist of a single class of one hundred million (100,000,000) shares of common stock at 0.001 par value.

        The Common Stock may be issued from time to time without action by the stockholders.  The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

        The Board of Directors may issue such shares of Common Stock in one or more series, with such voting powers, designation, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

        Section 4.02.  No Preemptive Rights.  Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors may determine from time to time.

         Section 4.03.  Non-Assessiability of Shares.  The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

3.        The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is majority.

4.    Signatures:

/s/ Brian Smith President or Vice President (acknowledgment required)	/s/ Brian Smith Secretary or Asst. Secretary (acknowledgment required)

Province of British Columbia

        City of Kelowna

        This instrument was acknowledged before me on September 9th, 1999, by Brian Smith as President of BEESTON ENTERPRISES LTD. (Name on behalf of whom instrument was executed.)

    /s/ Tim Janzen

        Notary Public, Kelowna, British Columbia

Province of British Columbia

        City of Kelowna

        This instrument was acknowledged before me on September 9th, 1999, by Brian Smith as Secretary of BEESTON ENTERPRISES LTD. (Name on behalf of whom instrument was executed.)

/s/ Tim Janzen

        Notary Public, Kelowna, British Columbia

        If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote or otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

        /s/ Dean Heller

       Secretary of State